Exhibit 4.2

Description of Common Stock

General. Seneca Financial Corp. is authorized to issue 19,000,000 shares of common stock having a par value of $0.01 per share. Each share of Seneca Financial Corp.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. As of December 31, 2019, Seneca Financial Corp. had 1,912,959 shares of common stock outstanding. Presented below is a description of the features of Seneca Financial Corp.’s common stock.

Dividends. Seneca Financial Corp. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Seneca Financial Corp. will be entitled to receive and share equally in such dividends as may be declared by the board of directors of Seneca Financial Corp. out of funds legally available therefor. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized.

If Seneca Financial Corp. pays dividends to its stockholders, it would likely pay dividends to Seneca Financial MHC, unless Seneca Financial MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations significantly restrict the ability of mutual holding companies organized after December 1, 2009 to waive dividends declared by their subsidiaries. Accordingly, because dividends would be required to be paid to Seneca Financial MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if Seneca Financial MHC were permitted to waive the receipt of dividends.

Pursuant to our charter, Seneca Financial Corp. is authorized to issue preferred stock. If Seneca Financial Corp. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Seneca Financial Corp. possess exclusive voting rights in Seneca Financial Corp. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Seneca Financial Corp. issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of Seneca Savings, Seneca Financial Corp., as holder of Seneca Savings’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Seneca Savings, including all deposit accounts and accrued interest thereon, all assets of Seneca Savings available for distribution. In the event of liquidation, dissolution or winding up of Seneca Financial Corp., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Seneca Financial Corp. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares. Holders of the common stock of Seneca Financial Corp. are not entitled to preemptive rights. Preemptive rights are the priority right to buy additional shares if Seneca Financial Corp. issues more shares in the future. The common stock is not subject to redemption.

Restrictions on the Acquisition of Seneca Financial Corp.

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Seneca Financial Corp., Seneca Savings or their respective capital stock are described below. Also discussed are certain provisions in Seneca Financial Corp.’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Seneca Financial Corp.

Mutual Holding Company Structure

Seneca Financial MHC owns a majority of the outstanding common stock of Seneca Financial Corp. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders. For example, Seneca Financial MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Seneca Financial Corp. It will not be possible for another entity to acquire Seneca Financial Corp. without the consent of Seneca Financial MHC. Seneca Financial MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Seneca Financial Corp.

Federal Law

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.

Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock. Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.

The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

•	the acquisition would have an adverse effect on the Deposit Insurance Fund.

Until October 12, 2020, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Seneca Financial Corp. or Seneca Savings without the Federal Reserve Board’s prior approval.

Charters and Bylaws of Seneca Financial Corp.

The following discussion is a summary of provisions of the charter and bylaws of Seneca Financial Corp. that may be deemed to affect the ability of a person, firm or entity to acquire Seneca Financial Corp. The description is necessarily general and qualified by reference to the charter and bylaws.

Classified Board of Directors. The board of directors of Seneca Financial Corp. is required by the charter and bylaws to be divided into three staggered classes that are as equal in size as is possible. Each year one class will be elected by stockholders of Seneca Financial Corp. for a three-year term. A classified board promotes continuity and stability of management of Seneca Financial Corp., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock. Seneca Financial Corp. has authorized but unissued shares of preferred stock and common stock. Although these shares could be used by the board of directors of Seneca Financial Corp. to make it more difficult or to discourage an attempt to obtain control of Seneca Financial Corp. through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Seneca Financial MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.

How Shares are Voted. Seneca Financial Corp.’s charter provides that there will not be cumulative voting by stockholders for the election of Seneca Financial Corp.’s directors. No cumulative voting rights means that Seneca Financial MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Seneca Financial Corp. to be elected at that meeting. This could prevent minority stockholder representation on Seneca Financial Corp.’s board of directors.

Restrictions on Acquisitions of Shares. A section in Seneca Financial Corp.’s charter provides that for a period of five years from the closing of the mutual holding company reorganization and offering, no person, other than Seneca Financial MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Seneca Financial Corp. held by persons other than Seneca Financial MHC, and that any shares acquired in excess of this limit will not be entitled to be voted and will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.

Procedures for Stockholder Nominations and Proposals for New Business. Seneca Financial Corp.’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Seneca Financial Corp. at least five days before the date of the annual meeting. Management believes that it is in the best interests of Seneca Financial Corp. and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Limitations on Calling Special Meetings of Stockholders. Seneca Financial Corp.’s charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.